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                            April 5, 2021

       Ted Jeong
       Chief Financial Officer
       Clene Inc.
       6550 South Millrock Drive, Suite G50
       Salt Lake City, Utah 84121

                                                        Re: Clene Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 29,
2021
                                                            File No. 333-253173

       Dear Mr. Jeong:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Security Ownership of Certain Beneficial Owners and Management, page 138

   1. We note the revised disclosure in response to comment 1, and reissue the comment.
                                                        Please identify the
individual members of the board of managers that exercise voting and dispositive power over
the General Resonance, LLC, shares or tell us why you do not believe they do not
have beneficial ownership over the shares. We note General
                                                        Resonance is a 26.8%
shareholder offering all of their almost 16 million shares in this resale registration
statement, and that your director Mr. Wilcox co-founded General
                                                        Resonance. Tell us
whether he is a member of the board of managers.
 Ted Jeong
FirstName
Clene Inc. LastNameTed Jeong
Comapany
April       NameClene Inc.
       5, 2021
April 25, 2021 Page 2
Page
FirstName LastName
       Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Ben James